UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of Extraordinary General Meeting of NIO Inc.

At the extraordinary general meeting of shareholders of Baidu, Inc. (the “Company”) held on June 3, 2021 (the “AGM”), the Company’s shareholders adopted the following resolutions:

AS A SPECIAL RESOLUTION, THAT the Company’s Eleventh Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association, substantially in the form attached as Exhibit A to the notice of this meeting.

Members holding 364,127,583 Class A ordinary shares (including Class A ordinary shares represented by American depositary shares), 128,293,932 Class B ordinary shares and 148,500,000 Class C ordinary shares were present in person or by proxy, representing 67.4% of all votes attaching to all shares in issue and entitled to vote at this meeting. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
AS A SPECIAL RESOLUTION, THAT the Company’s Eleventh Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association, substantially in the form attached as Exhibit A to the notice of this meeting.	2,051,673,940	99.3%	4,015,030	0.2%	9,614,341	0.5%

EXHIBIT INDEX

Exhibit No.	Description
3.1	Twelfth Amended and Restated Memorandum and Articles of Association of NIO Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: June 4, 2021